Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-156530 on Form S-8 of Valaris plc dated December 31, 2008, as amended by post-effective amendment No. 1 dated December 23, 2009, and post-effective amendment No. 2 dated May 23, 2012, of our report dated March 30, 2020, with respect to the statements of net assets available for benefits of the Ensco Multinational Savings Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2019, and the related supplemental schedule of Schedule I - Investments as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of the Ensco Multinational Savings Plan for the year ended December 31, 2019.

/s/ Whitley Penn LLP

Houston, Texas
March 30, 2020